Pramod Attarde
Co-Founder and CEO/Blockchain Evangelist
Crypto Asset Rating Inc
pattarde@CryptoAssetRating.com

- Blockchain Evangelist, Creative leader, Entrepreneur
- Work with Stakeholder, C Level Executives, Pre-Sales Role, Building alliance and partnerships
- Speaker at various national and international conferences
- Over 27+ years of IT Experience as Entrepreneur, Leader, Blockchain Architect, Enterprise Architect, Solution Architect, Product Manager,

Social Presence
- Blog - blockchainpramod.wordpress.com
- LinkedIn Profile - https://www.linkedin.com/in/pramodblockchain/
- Speaker at Structured Finance Association, USA conference at Las Vegas in Feb 2020
- Advisor Blockchain Compliance Foundation, USA
- Former Member of Steering Committee New York City – International Blockchain Real Estate Association (IBREA)
- Speaker at various events

Professional Experience

Crypto Asset Rating, Inc.   **Dec 2017 - Present**
Co-founder and CEO
Crypto Asset Rating Inc. (or "CAR") is the USA based Fintech firm dedicated to bringing transparency and credibility in the crypto space through a robust and structured rating system for the crypto assets. CAR aims to offer in-depth research analysis and insights and research so investors can make informed decisions. CAR has designed a comprehensive rating algorithm for the crypto assets to help people understand the long-term viability of a crypto asset and the company/ platform issuing it. CAR's analytical rating framework is divided into several categories to ensure salient qualitative and quantitative issues are considered. For example, the qualitative categories are oriented towards analysis of business fundamentals, such as the firm's competitiveness within its industry, the experience and complementary expertise of the team, technological disruption, regulatory exposure, etc. and the quantitative categories relate to financial analysis (if available) etc.

- Hire smart and talented people
- Develop leadership teams
- Develop business plan and roadmap
- Guide on product development and algorithm
- Develop ethical and visionary culture in the company
- Develop various strategic and channel partnerships
- Fund raising
- Manage finances
- Keep team motivated

Shreyan Advisory Corporation   **Oct 2011 – Nov 2017**
Blockchain Architect, Data Scientist
- Lead, and Participate in, the development of client strategies for the technical and operating models for RPA.
- Lead the technical planning & requirements gathering phases.
- Design PoC and Real Estate Rental Agreement Based Applications using Ethereum Blockchain

Sunrise Glamour   **May 2016 – April 2018**
Co-Founder
Sunrise Glamour manufactures Luxury brand Eclat Du Soleil in America.
- Identify market opportunities
- Manage Product development
- Develop Financial estimates and establish marketing strategies
- Create Business plan and documents

Business Baba   **April 2016 – Jan 2018**
Co-Founder
One of the fastest growing Business to Customer marketplace in USA.
- Build and Lead sales and marketing teams
- Interviewed and recruited staff members
- Negotiated contracts with various venders across the US
- Analyzed and controlled expenditures

Dhananjay Kolhe

DhananjayK@CryptoAssetRating.com

Professionally an author and has been working as a Business Manager for DWS, India

Experience

DIRECTOR | CRYPTO ASSET RATING INC | APR 2018 - PRESENT

- Developing and executing business strategies to achieve short and long-term goals.
- Reporting to the board, providing market insights and strategic advice.
- Developing and implementing business plans to improve cost-efficiency.
- Maintaining positive and trust-based relations with business partners, and authorities.
- Overseeing business operations, financial performance, investments, and ventures.
- Supervising, guiding, and delegating executives in their duties.
- Ensuring company policies and legal guidelines are clearly communicated.
- Assessing, managing, and resolving problematic developments and situations.
- Building and enhancing the company's public profile at events, speaking engagements, etc.

BUSINESS MANAGER | DWS | MAR 2015 - PRESENT

- Examine new opportunities in current and potential markets.
- Prepare a comprehensive budget that delivers the greatest value to the business.
- Organize training for employees as needed.
- Leverage market data to drive company growth.
- Work with other managers to create long-term company strategy.
- Solve customer needs and concerns through product innovations.

KSHIPRA ATTARDE

(908) 565-6721• 510 21st St. NW, Apt 515, Washington, DC 20006 • kpa24@gwu.edu • www.linkedin.com/in/kshipraattarde
US Citizen

EDUCATION

THE GEORGE WASHINGTON UNIVERSITY, School of Business   **Washington, DC**
Master of Science, Finance   *August 2020*
- GPA 3.9
- Financial Modeling and Econometrics, Investment Analysis and Global Portfolio Management, Financial Engineering and Derivative Securities, Global Financial Markets, Real Estate Finance & Fixed Income (FI)

RUTGERS UNIVERSITY, School of Engineering   **New Brunswick, NJ**
Bachelor of Science, Electrical & Computer Engineering   *May 2015*
- Capstone Academic Project with J.P. Morgan & Chase - Email Signature Scanner

RELEVANT PROJECTS

- Implemented a multifactor Gaussian Copula Model based on an APT approach to model probabilities of default for 150 assets (randomly created) through 100K trails using R programming
- Built a long-term Forecast Model for the Euro using Time Series methods in SAS
- Developed a forecast in SAS for credit spread movements in 2019, to determine investing strategies for FI investors

TECHNICAL SUMMARY

Certifications: ITIL® Foundation Certificate in IT Service Management
Platforms: Windows 10, Windows 8, Windows XP, Mac, Android, Linux
Software: Excel, SAS, SQL, R Programming, MATLAB, Python, Visio

EXPERIENCE

FREDDIE MAC   **McLean, VA**
Internal Audit Intern, Finance & Multifamily   *May 2019 – August 2019*
- Assessed compliance with financial regulations and controls by executing standard audit procedures
- Performed testing on financial statements based on SOX regulations; Examined and analyzed financial reports, operating practices, and documentation
- Evaluated risks and internal controls by identifying areas of non-compliance, matters requiring attention and segregation of duties

THE COUNCIL OF INSURANCE AGENTS AND BROKERS   **Washington, D.C.**
Finance & Accounting Intern   *Sept 2018 – Feb 2019*
- Prepared financial reports, such as general ledger reports and reconciled revenue reports
- Assisted with research, recording and maintaining accurate financial records
- Worked with Peachtree, Anybill and Sage Intacct platforms for financial reporting

SHREYAN ADVISORY CORPORATION   **New York, NY**
Business & PMO Analyst   *April 2017 – July 2018*
- Created a Crypto Asset Rating Algorithm with Financial Analysts to rate crypto assets
- Led weekly team meetings for status updates on development and business strategies
- Managed consultation for various Blockchain companies to raise capital using Asset Securitization

CAPGEMINI   **Franklin Lakes, NJ**
PMO Consultant   *June 2015 – March 2017*
- Consolidated and analyzed financial data from project statuses, compared results with baseline and presented status to executive management
- Led a team of 7 people including both onshore and offshore to streamline financial reporting, and reviewing of invoices; Analyzed and supported cost management tools (N2K reporting); Facilitated project reporting and analysis, headcount analysis, and tools management
- Refined PMO process and procedures and administrated team SharePoint site

ADDITIONAL INFORMATION

- Fluent in English, Hindi, Marathi and elementary in Gujarati, Punjabi and French
- Pursuing Private Pilot License (PPL); Proficient in Bharatanatyam - an Indian Classical Dance Form

Medha Lad Deshpande
Chief Technology Officer
Crypto Asset Rating Inc
MedhaL@CryptoAssetRaing.com

Crypto Asset Rating Inc   **July 2018 – Present**
Chief Technology Officer, CTO
- Setting a vision for how technology will be used in the company.
- Ensuring that the technological resources meet the company's short and long-term needs.
- Outline the goals for research and development.
- Creating timelines for the development and deployment of all technological services.
- Making executive decisions on behalf of the company's technological requirements.
- Acting as a mentor to team members.
- Maintaining a consumer-focused outlook and aiding in the delivering of IT projects to market.
- Managing technology budgets and time frames.
- Staying on top of technology trends and developments.
- Ensuring all technology practices adhere to regulatory standards.

Shreyan Advisory Corporation   **Dec 2015 – June 2018**
Technical Lead
- Developing the detailed design structure after understanding the requirements and the design
- Implementing the best practices and coding standards of the project
- Reporting for all the weekly tasks in form of accurate and detailed reports
- Working on identifying the project risk and planning mitigation action with the PM at project level
- Fulfilling all the commitments by timely delivering the deliverables
- Ensure fair tasks assignments where people are assigned with the task as per their skills and personal preference

Rashmi Kolhe
Rashmik@CryptoAssetRating.com

A Director at Crypto Asset Rating Inc. (CAR). Also the Director at Global Leva Foundation and has been working as a social worker for the past 4 years.

Experience

Director, Crypto Asset Rating Inc

Apr 2018 – Present

- Helping establish the Mission and Purpose
- Serving on committees
- Spreading the word about the organization
- Attending board meetings regularly and important related meetings

Director, Global Leve Foundation

Jan 2016 – March 2018

- Report to and work closely with the Board of Directors to seek their involvement in policy decisions, fundraising and to increase the overall visibility of the organization.
- Supervise, collaborate with organization staff.
- Strategic planning and implementation.
- Planning and operation of annual budget.
- Serve Global Leva Foundation's primary spokesperson to the media and the general public.
- Establish and maintain relationships with various organizations and utilize those relationships to strategically as enhance Global Leva Foundation's Mission.
- Engage in fundraising and developing other revenues.
- Oversee marketing and other communications efforts.
- Oversee organization Board and committee meetings.
- Establishing employment and administrative policies and procedures for all functions and for the day-to-day operations

Education

Master of Computer Application, MCU, India

Rippy Sethi
Co-founder & Chief Business Developer Officer
RippyS@CryptoAssetRating.com

Professional Experience

Crypto Asset Rating Inc
Co-Founder & Chief Business Development Officer   **April 2018 – Present**
Greater New York City Area

- Identifying, qualifying, and securing business opportunities
- Coordinating business generation activities
- Developing customized targeted sales strategies
- Building business relationships with current and potential clients
- Understanding client needs and offering solutions and support
- Presenting and delivering information to potential clients at client meetings, industry exhibits, trade shows, and conferences Cold calling
- Making multiple outbound calls to potential clients
- Closing sales and working with client through closing process, or tapping into a current network.
- Collaborating with management on sales goals, planning, and forecasting maintaining short- and long-term business development plans

360 Realtors LLC
CEO   **May 2017 – Mar 2018**
Greater New York City Area

- Defining and developing new markets
- Designing and implementing business strategies, plans and procedures
- Discovering new revenue streams
- Driving new product initiatives
- Devising and coordinating promotional campaigns, activities and events
- Forming and cultivating mutually beneficial business alliances and partnerships

RISA Group
Chief Executive Officer   **Feb 2011 – April 2017**
Greater New York City Area

- Provide advice, guidance, direction, and authorization to the Executive Management Team to carry out major plans and procedures, consistent with established policies
- Assist the Board of Directors in setting strategic goals, objectives, budgets, policies, and procedures to enhance its market share, profitability and return on investment
- Conduct a strategic review of performance on a regular basis to determine whether the company is meeting its short-and long-term objectives (increase in profits, increase in market share, return on investment, etc)
- Develop, in coordination with the Executive Management Team, an integrated business plan that optimizes market share and profitability of existing or new activities
- Review the operating results of the company & compare them to established objectives and goals, and follow-up to ensure appropriate measures are taken to correct unsatisfactory results
- Establish and maintain an effective system of communications throughout the company to ensure that the responsibilities, authorities, and accountabilities of all executives are clearly defined and understood.
- Periodically review and check the performance of the Executive Management Team and recommend remedial action and improvements

- Act as the principal public relations officer of the company and represent them with major customers, government entities, the financial community, and the public

Member of:

- **Long Island Board of Realtors**
- **National Association of REALTORS**

Sunita P Attarde
SunitaA@CryptoAssetRating.com

Professional Experience:

Client: Crypto Asset Rating INC	**April 2018 - Till Date**

Chief Operating Officer

- Design and implement business strategies, plans and procedures
- Set comprehensive goals for performance and growth
- Establish policies that promote company culture and vision
- Oversee daily operations of the company and the work of executives (IT, Marketing, Sales, Finance etc.)
- Lead employees to encourage maximum performance and dedication
- Working together with key participants to compile the budget.
- Spearheading strategies to steer the company's future in a positive direction.
- Assessing and implementing improved processes and new technologies, and collaborating with management regarding the implementation of these improvements.

Client: Shreyan Advisory Corporation	**Nov 2013 – March 2018**

Technology Consultant

- Worked with various large client to provide consulting services in the field of Microsoft technologies
- Manged several teams at the client for onsite and offshore
- Worked closely with senior executives to understand business requirements
- Worked on process improvements and various approval workflows